SEC 15045174 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 34706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-14 (MM/DD/YY) AND ENDING 12-31-14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TEXAKOMA FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5601 GRANITE PARKWAY, STE 600, GRANITE PARK 3
(No. and Street)

PLANO (City) TX (State) 75024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. ANTHONY BIGELOW, CPA 972-317-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, BIGELOW, SHARP & CO., PC.
(Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE RD., STE 650 (Address) HIGHLAND VILLAGE (City) TX (State) 75077 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

02 3/4/15

OATH OR AFFIRMATION

I, WILLIAM STAPLETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEXAKOMA FINANCIAL, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHERINE ANNETTA COLVIN
Notary Public, State of Texas
My Commission Expires
April 06, 2015

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEXAKOMA FINANCIAL, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
AS OF DECEMBER 31, 2014 AND 2013

DBS &CO.

Dance, Bigelow, Sharp & Co., PC
CERTIFIED PUBLIC ACCOUNTANTS

TEXAKOMA FINANCIAL, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
AS OF DECEMBER 31, 2014 AND 2013

DBS &CO.
Dance, Bigelow, Sharp & Co., PC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Texakoma Financial, Inc.

We have audited the accompanying financial statements of Texakoma Financial, Inc. (a Texas corporation), which comprise the statement of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Texakoma Financial, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Texakoma Financial, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Texakoma Financial, Inc.'s financial statements. The supplemental information is the responsibility of Texakoma Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dance, Bigelow, Sharp & Co. P.C.

Highland Village, TX

February 25, 2015

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

TEXAKOMA FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014 AND 2013

ASSETS

	2014	2013
ASSETS:		
Cash	$ 726,510	$ 901,092
Accounts receivable-affiliate	178,000	174,759
Prepaid expense	22,604	20,971
Deferred tax asset	7,617	8,024
TOTAL ASSETS	$ 934,731	$ 1,104,846

LIABILITIES AND STOCKHOLDER EQUITY

	2014	2013
LIABILITIES:		
Accounts payable-trade	$ 10,202	$ 1,914
Accrued commissions	114,630	285,213
Accrued expenses and other	56,289	66,415
Total liabilities	181,121	353,542
STOCKHOLDER'S EQUITY :		
Common stock, $1 par value, 10,000 shares authorized, 6,000 shares issued and outstanding	6,000	6,000
Additional paid-in capital	720,807	720,807
Retained earnings	26,803	24,497
Total stockholder equity	753,610	751,304
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 934,731	$ 1,104,846

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUES		
Commission income	$ 4,317,956	$ 4,451,270
Total revenues	4,317,956	4,451,270
EXPENSES:		
Commissions	2,831,103	2,891,598
Salaries and wages	2,120,419	2,131,556
Payroll and general taxes	269,995	253,576
401(k) contributions	29,323	27,318
Registration	15,992	17,408
Professional fees	33,623	25,699
Administration	318,506	320,945
Compliance expense	190,490	193,029
Leads	70,385	58,801
Rent	96,752	138,388
Communications	20,448	21,351
Postage and delivery	56,773	49,280
Other operating expenses	177,906	184,617
Reimbursed expenses	(1,916,472)	(1,841,396)
Total expenses	4,315,243	4,472,170
INCOME (LOSS) BEFORE INCOME TAXES	2,713	(20,900)
PROVISION FOR INCOME TAXES		
Deferred tax benefit (expense)	(407)	3,135
NET INCOME (LOSS)	$ 2,306	$ (17,765)

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2014 AND 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2012	$ 6,000	$ 720,807	$ 42,262	$ 769,069
Net income (loss)			(17,765)	(17,765)
BALANCE, DECEMBER 31, 2013	$ 6,000	$ 720,807	$ 24,497	$ 751,304
Net income (loss)			2,306	2,306
BALANCE, DECEMBER 31, 2014	$ 6,000	$ 720,807	$ 26,803	$ 753,610

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
AS OF DECEMBER 31, 2014 AND 2013

The Company had no liabilities subordinated to creditors at December 31, 2014, nor at December 31, 2013.

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash flows from operating activities -		
Net income (loss)	$ 2,306	$ (17,765)
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	(3,241)	(80,521)
Prepaid expenses	(1,633)	7
Deferred tax asset	407	(3,134)
Accounts payable-trade	8,288	(2,006)
Accrued commissions	(170,583)	246,067
Accrued expenses and other	(10,126)	37,740
Net cash provided (used) by operating activities	(174,582)	180,388
Cash at the beginning of the year	901,092	720,704
Cash at end of year	$ 726,510	$ 901,092

Supplemental Disclosures of Cash Flow Information:

	2014	2013
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization -

Texakoma Financial, Inc. (the Company), a Texas Corporation, was incorporated in March 1985. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

Method of accounting -

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents -

The Company considers financial instruments with original maturities of three months or less to be cash equivalents.

Basis of presentation -

Certain financial statement items in prior years have been reclassified to conform to the current year's format.

Accounting estimates -

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $545,389, which was $533,314 in excess of its required net capital of $12,075. At December 31, 2013 the Company had net capital of $547,550, which was $523,981 in excess of its required net capital of $23,569.

3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon Texakoma Exploration & Production, LLC ("TEP"), an affiliated company that originates all of the oil and gas investment ventures marketed by the Company. The loss of these originations could have a material adverse effect on the Company.

4. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2011.

The Company's deferred tax assets of $7,617 at December 31, 2014 and $8,024 at December 31, 2013 consist of the tax benefits of net operating loss ("NOL") carry forwards from prior years. The Company believes that the $50,783 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The remaining NOL at December 31, 2014, along with the expiration dates are listed below.

Year Generated	NOL Remaining	Year of Expiration
2005	11,402	2025
2007	1,792	2027
2009	6,718	2029
2011	9,971	2031
2013	20,900	2033
	$ 50,783	

5. RELATED PARTY TRANSACTIONS

The Company is under common and affiliated ownership and business management with TEP and Texakoma Operating, L.P. ("TOLP"). TOLP allocates to the Company a portion of the salaries of its employees based on the estimated time spent by each employee on the Company's business. TOLP also allocates to the Company various categories of overhead expense, including office rent, based on estimated usage. These allocated salaries and expenses were $1,539,862 in 2014 and $1,475,078 in 2013.

All of the Company's revenues were generated by services to TEP (see note 3) pursuant to a Facilities and Services Agreement ("Agreement"). This Agreement, renewed and amended as of November 1, 2014, has an initial term of five years unless earlier terminated as provided in the Agreement. Accounts receivable due from TEP as of December 31, 2014 and December 31, 2013 were $178,000 and $174,759, respectively.

TEP reimbursed the Company $1,916,472 in 2014 and $1,841,396 in 2013 for operating costs, including the salaries and overhead expense allocated to the Company by TOLP.

6. TEXAKOMA FINANCIAL, INC. 401(k) PLAN

The Company established a 401(k) Plan for its employees on June 16, 1998. Under the Plan, employees may contribute up to $17,500 in 2014 and 2013. The Company matches 25% of the employees' contributions up to a maximum of 4% of compensation. The Company's contributions for the years ended December 31, 2014 and 2013 were $29,323 and $27,318, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants have the right to instruct how their accounts are invested within several investment options offered by the Plan.

7. SIGNIFICANT CONCENTRATIONS OF CASH

All of the Company's cash (as reflected in the accompanying Statement of Financial Condition) is deposited with a single financial institution. As of December 31, 2014, such deposits are only insured up to $250,000.

8. COMMITMENTS AND CONTINGENCIES

Management is not aware of any material commitments or contingencies that have not been otherwise disclosed in these financial statements.

9. SUBSEQUENT EVENTS

Management is not aware of any material subsequent events through February 25, 2015, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

TEXAKOMA FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2014

Schedule I, Computation of Net Capital Under Rule 15c3-1

Excess net capital:		
Total stockholder equity	$	753,610
Less non-allowable assets:		
Accounts receivable - affiliate		178,000
Prepaid expenses		22,604
Deferred tax asset		7,617
Net capital		545,389
Minimum net capital required		12,075
Excess net capital	$	533,314
Aggregate indebtedness to net capital:		
Accounts payable and accrued expenses	$	181,121
Aggregate indebtedness	$	181,121
Ratio: aggregate indebtedness to net capital:		33%

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2014 FOCUS report is as follows:		None
FOCUS Report:	$	545,389
Net Capital per audit report	$	545,389

Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2014.

TEXAKOMA FINANCIAL, INC.
EXEMPTION REPORT
REQUIRED BY RULE 15c3-3(k)
DECEMBER 31, 2014

DBS &CO.
Dance, Bigelow, Sharp & Co., PC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Texakoma Financial, Inc.

We have reviewed management's statements, included in the accompanying 2014 Exemption Report, in which (1) Texakoma Financial, Inc. identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which Texakoma Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Texakoma Financial, Inc. stated that Texakoma Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Texakoma Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Texakoma Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dance, Bigelow, Sharp & Co. P.C.

Highland Village, TX

February 25, 2015

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

Texakoma Financial Inc.

2014 Exemption Report

Texakoma Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, William Stapleton, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Bill Stapleton

Title: President

February 4, 2015

TEXAKOMA FINANCIAL, INC.
AGREED-UPON PROCEDURES AND
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 (e)(4)
DECEMBER 31, 2014

DBS &CO.
Dance, Bigelow, Sharp & Co., PC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Texakoma Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Texakoma Financial, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Texakoma Financial, Inc.'s compliance with the applicable instructions of Form SIPC-7. Texakoma Financial, Inc.'s management is responsible for Texakoma Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp & Co. P.C.

Highland Village, TX

February 25, 2015

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

PBC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2872********************MIXED AADC 220
034706 FINRA DEC
TEXAKOMA FINANCIAL INC
500 GRANITE PARKWAY STE 600
PLANO TX 75024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAY BUSBY 972-212-8020

2. A. General Assessment (item 2e from page 2) $ 10,795

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,616)

7/24/14
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 6,179

E. Interest computed on late payment (see instruction E) for — days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,179

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,179

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TEXAKOMA FINANCIAL, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29th day of JANUARY, 20 15.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	1055.11	$ 4,317,956
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		—
(2) Net loss from principal transactions in securities in trading accounts.		—
(3) Net loss from principal transactions in commodities in trading accounts.		—
(4) Interest and dividend expense deducted in determining item 2a.		—
(5) Net loss from management of or participation in the underwriting or distribution of securities.		—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		—
(7) Net loss from securities in investment accounts.		—
Total additions		—
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		—
(2) Revenues from commodity transactions.		—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		—
(4) Reimbursements for postage in connection with proxy solicitation.		—
(5) Net gain from securities in investment accounts.		—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ —	
Enter the greater of line (i) or (ii)		—
Total deductions		—
2d. SIPC Net Operating Revenues		$ 4,317,956
2e. General Assessment @ .0025		$ 10,795

(to page 1, line 2.A.)